                                                                      Exhibit 19

                     [LETTERHEAD OF DANNIBLE & MCKEE, LLP]


                                                          September 10, 2002

                                                          Private & Confidential

Coyne International Enterprises Corp.
140 Cortland Avenue
Syracuse, New York 13221

Gentlemen:

         We are providing this letter to you for inclusion as an exhibit to your
Item 601 of Regulation S-K.

         We have read management's justification for the change in accounting for the cost of merchandise replaced due to loss and abuse contained in the Company's Form 10-Q for the quarter ended July 31, 2002. Based on our reading of the data and discussions with Company officials about the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly (in reliance on management's determination as regards elements of business judgment and business planning), we concur that the newly adopted accounting principle described above is preferable in the Company's circumstances to the method previously applied.

         We have not audited any financial statements of Coyne International Enterprises Corp. and subsidiaries subsequent to October 31, 2001, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Coyne International Enterprises Corp. and subsidiaries for the three months ended July 31, 2002; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.

                                                          Dannible & McKee, LLP